SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2012
Commission File Number	000-29898

Research In Motion Limited
(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS SECOND QUARTER FISCAL 2013 RESULTS

DOCUMENT 1

September 27, 2012
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER FISCAL 2013 RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended September 1, 2012 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:
•	BlackBerry subscriber base increased to approximately 80 million global subscribers
•	Cash, cash equivalents, short-term and long-term investments increased by approximately $100 million to $2.3 billion at the end of the second quarter
•	Cash flow from operations was approximately $432 million in the second quarter
•	Revenue of $2.9 billion in Q2, up 2% from $2.8 billion in Q1
•	GAAP net loss in Q2 of $235 million, or $0.45 per share diluted, including $136 million in pre-tax restructuring costs; adjusted net loss of $142 million, or $0.27 per share diluted
•	Shipments of BlackBerry smartphones were 7.4 million and shipments of BlackBerry PlayBook tablets were approximately 130,000

Q2 Results
Revenue for the second quarter of fiscal 2013 was $2.9 billion, up 2% from $2.8 billion in the previous quarter and down 31% from $4.2 billion in the same quarter of fiscal 2012.  The revenue breakdown for the quarter was approximately 60% for hardware, 35% for service and 5% for software and other revenue.  During the quarter, RIM shipped approximately 7.4 million BlackBerry smartphones and shipped approximately 130,000 BlackBerry PlayBook tablets.

GAAP net loss for the quarter was $235 million, or $0.45 per share diluted, compared with the GAAP net loss of $518 million, or $0.99 per share diluted, in the prior quarter and GAAP net income of $329 million, or $0.63 per share diluted, in the same quarter last year.

Adjusted net loss for the second quarter was $142 million, or $0.27 per share diluted. Adjusted net loss and adjusted diluted loss per share exclude the impact of pre-tax charges of $136 million ($93 million on an after-tax basis) related to the Cost Optimization and Resource Efficiency (“CORE”) program.  This charge and its related impact on GAAP net loss and diluted loss per share are summarized in the table below.

“Despite the significant changes we are implementing across the organization, our second quarter results demonstrate that RIM is progressing on its financial and operational commitments during this major transition,” said Thorsten Heins, President and CEO. “Subscribers grew to approximately 80 million global users, revenue grew sequentially from the first quarter, cash, cash equivalents, short-term and long-term investments increased by approximately $100 million to $2.3 billion, and carriers and developers are responding well to previews of our upcoming BlackBerry 10 platform.  Make no mistake about it, we understand that we have much more work to do, but we are making the organizational changes to drive improvements across the company, our employees are committed and motivated, and BlackBerry 10 is on track to launch in the first calendar quarter of 2013.”

The total of cash, cash equivalents, short-term and long-term investments was $2.3 billion as of September 1, 2012, compared to $2.2 billion at the end of the previous quarter, an increase of approximately $100 million from the prior quarter. Cash flow from operations in Q2 was approximately $432 million.  Uses of cash included intangible asset additions of approximately $253 million and capital expenditures of approximately $87 million.

Outlook
The Company expects that there will be continued pressure on operating results for the remainder of the fiscal year based on the increasing competitive environment, lower handset volumes, increased marketing expense associated with the launch of BlackBerry 10, and some impact from pressure by customers to reduce RIM’s monthly infrastructure access fees. Also, the Company plans to continue to invest in targeted marketing and sales programs to aggressively drive sales of BlackBerry 7 handheld devices before the anticipated launch of the BlackBerry 10 smartphones. The Company expects to report an operating loss in the third quarter of fiscal 2013 as RIM continues to work through the transition to BlackBerry 10 and completes its CORE program.  This outlook excludes any benefits or future impact of charges related to the CORE program.

Reconciliation of GAAP net loss and diluted loss per share to adjusted net loss and adjusted diluted loss per share:
(United States dollars, in millions except per share data)

	Three months ended September 1, 2012
	Net Loss (net of income tax)	Diluted loss per share (net of income tax)
As reported	$(235)	$(0.45)

Adjustment:
CORE Program (net of tax) (1)	93	0.18
Adjusted	$(142)	$(0.27)

Note: Adjusted net loss and adjusted diluted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted net loss and adjusted diluted loss per share enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of RIM’s GAAP results.

(1) As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During the second quarter of fiscal 2013, the Company incurred approximately $136 million in total pre-tax charges related to the CORE program.  Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs.  During the second quarter of fiscal 2013, pre-tax charges of approximately $68 million were included in cost of sales, charges of approximately $20 million were included in research and development and charges of approximately $48 million were included in selling, marketing, and administration expenses. Additional charges for headcount related costs associated with the CORE program will also be incurred in subsequent quarters.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, September 27, 2012, which can be accessed by dialing-1-800-814-4859 (North America), (+1)416-644-3414 (outside North America), or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering pass code 4501367#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, October 11, 2012.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market

(NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Nick Manning RIM (519) 597-6612 x76612 nmanning@rim.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: RIM’s plans and expectations relating to changes it is implementing across the organization; the Company’s current expectations regarding the timing of the BlackBerry 10 smartphone launch; anticipated continued progress regarding RIM’s financial and operations commitments during its transition, including with respect to its CORE program; the Company’s expectations regarding further additional charges for headcount reduction related costs associated with the CORE program in fiscal 2013; RIM’s outlook, including its expectation that there will be continued pressure on operating results for the remainder of fiscal 2013, and its expectations regarding the effects of increasing competition in the wireless communications industry, lower handset volumes, the impact of marketing and sales program relating to the launch of the BlackBerry 10 smartphones, pressures to reduce RIM’s monthly infrastructure access fees, and the financial impact of its sales and marketing initiatives relating to BlackBerry 7 smartphones; and the Company’s current expectation that it will report an operating loss in the third quarter of fiscal 2013. The terms and phrases “implementing”, “progressing”, “making”, “drive”, “on track”,  “outlook”, “expects”, “continued”, “increasing”, “plans”, “anticipated”, “future impact”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, including the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues including pressure to reduce RIM’s infrastructure access fees; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes and headcount reductions; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	September 1, 2012	June 2, 2012	August 27, 2011	September 1, 2012	August 27, 2011

Revenue	$2,873	$2,814	$4,168	$5,687	$9,076
Cost of sales	2,126	2,026	2,556	4,152	5,308
Gross margin	747	788	1,612	1,535	3,768

Gross margin %	26.0%	28.0%	38.7%	27.0%	41.5%

Operating expenses
Research and development	367	368	381	735	804
Selling, marketing and administration	559	552	683	1,111	1,387
Amortization	184	176	141	360	273
Impairment of goodwill	-	335	-	335	-
	1,110	1,431	1,205	2,541	2,464

Income (loss) from operations	(363)	(643)	407	(1,006)	1,304

Investment income, net	-	3	7	3	14

Income (loss) before income taxes	(363)	(640)	414	(1,003)	1,318

Provision (benefit) for income taxes	(128)	(122)	85	(250)	294
Net income (loss)	$(235)	$(518)	$329	$(753)	$1,024

Earnings (loss) per share
Basic	$(0.45)	$(0.99)	$0.63	$(1.44)	$1.95
Diluted	$(0.45)	$(0.99)	$0.63	$(1.44)	$1.95

Weighted-average number of common shares outstanding (000’s)
Basic	524,160	524,160	524,116	524,160	524,049
Diluted	524,160	524,160	524,166	524,160	524,365

Total common shares outstanding (000's)	524,160	524,160	524,120	524,160	524,120

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	September 1, 2012	March 3, 2012

Assets
Current
Cash and cash equivalents	$1,511	$1,527
Short-term investments	554	247
Accounts receivable, net	2,194	3,062
Other receivables	363	496
Inventories	785	1,027
Income taxes receivable	284	135
Other current assets	438	365
Deferred income tax asset	172	197
	6,301	7,056

Long-term investments	278	337
Property, plant and equipment, net	2,612	2,748
Goodwill	-	304
Intangible assets, net	3,272	3,286
	$12,463	$13,731

Liabilities
Current
Accounts payable	$622	$744
Accrued liabilities	1,940	2,382
Deferred revenue	301	263
	2,863	3,389

Deferred income tax liability	212	232
Income taxes payable	16	10
	3,091	3,631

Shareholders’ Equity
Capital stock and additional paid-in capital	2,451	2,446
Treasury stock	(267)	(299)
Retained earnings	7,160	7,913
Accumulated other comprehensive income	28	40
	9,372	10,100
	$12,463	$13,731

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the six months ended
	September 1, 2012	August 27, 2011

Cash flows from operating activities
Net income (loss)	$(753)	$1,024

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	1,001	709
Deferred income taxes	10	17
Income taxes payable	6	(20)
Stock-based compensation	42	38
Impairment of goodwill	335	-
Other	11	3
Net changes in working capital items	483	(800)
Net cash provided by operating activities	1,135	971

Cash flows from investing activities
Acquisition of long-term investments	(161)	(145)
Proceeds on sale or maturity of long-term investments	85	285
Acquisition of property, plant and equipment	(240)	(509)
Acquisition of intangible assets	(537)	(804)
Business acquisitions, net of cash acquired	(105)	(130)
Acquisition of other assets	-	(778)
Acquisition of short-term investments	(397)	(131)
Proceeds on sale or maturity of short-term investments	204	333
Net cash used in investing activities	(1,151)	(1,879)

Cash flows from financing activities
Issuance of common shares	-	8
Tax deficiencies related to stock-based compensation	(5)	(1)
Purchase of treasury stock	-	(37)
Net cash used in financing activities	(5)	(30)

Effect of foreign exchange gain (loss) on cash and cash equivalents	5	(2)

Net decrease in cash and cash equivalents for the period	(16)	(940)
Cash and cash equivalents, beginning of period	1,527	1,791
Cash and cash equivalents, end of period	$1,511	$851

As at	September 1, 2012	June 2, 2012

Cash and cash equivalents	$1,511	$1,467
Short-term investments	554	471
Long-term investments	278	309
	$2,343	$2,247

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	September 28, 2012	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Financial Officer